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                                                                       EXHIBIT 8

                         BRADLEY ARANT ROSE & WHITE LLP

                               ____________, 2001

Community Bankshares Incorporated
11500 West Broad Street
P.O. Box 29569
Richmond, Virginia 23242

                  RE: AGREEMENT AND PLAN OF MERGER BY AND BETWEEN SOUTHTRUST OF ALABAMA, INC. AND COMMUNITY BANKSHARES INCORPORATED JOINED IN BY SOUTHTRUST CORPORATION

Ladies and Gentlemen:

                  You have requested the opinion of Bradley Arant Rose & White LLP, as counsel to SouthTrust Corporation, a Delaware corporation and a registered financial holding company ("SouthTrust"), regarding the transactions contemplated by that certain Agreement and Plan of Merger, dated September 21, 2001, (the "Merger Agreement"), by and between SouthTrust of Alabama, Inc., an Alabama corporation ("ST-Sub") and Community Bankshares Incorporated, a Virginia corporation ("Community"), and joined in by SouthTrust Corporation, a Delaware corporation ("SouthTrust"), as described in more detail in the Merger Agreement and in the Registration Statement on Form S-4 which was filed by SouthTrust with the Securities Exchange Commission on October 19, 2001 (the "Registration Statement"). Specifically, you have requested us to opine that the merger of Community with and into ST-Sub (the "Merger") pursuant to the Merger Agreement will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that no gain or loss will be recognized by the stockholders of Community upon the receipt solely of SouthTrust voting common stock in exchange for their Community common stock upon consummation of the Merger.

                  This opinion is being rendered pursuant to Section 7.5 of the Merger Agreement. Capitalized terms used herein and not otherwise defined herein have the meanings given to them in the Merger Agreement.

                  In rendering the opinion set forth below, we have examined and relied upon originals or copies of the Merger Agreement and such other documents and materials as we have deemed necessary as a basis for such opinion. In connection with such examination, we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens and the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, and, as to factual matters, the veracity of written statements made by officers and other representatives of Community and SouthTrust included in the Merger Agreement.

                  The opinion stated below is based upon the relevant provisions of the Code, regulations promulgated pursuant thereto by the Department of the Treasury and the Internal Revenue Service (the "IRS"), current administrative rulings and applicable judicial decisions, all of which are subject to change. Neither SouthTrust, ST-Sub nor Community has requested or will receive an advance ruling from the IRS as to any of the federal income tax effects to holders of Community common stock of the Merger, or of any of the federal income tax effects to SouthTrust, ST-Sub or Community of the Merger. Our opinion set forth below is not binding upon the IRS, and there can be no assurance, and none hereby is given, that the IRS will not take a position contrary to one or more of the positions reflected herein, or that our opinion will be upheld by the courts if challenged by the IRS.

                                      FACTS

                  SouthTrust is a registered bank holding company and is the common parent of an affiliated group of corporations, including ST-Sub, that file consolidated federal income tax returns on the calendar year basis. SouthTrust Common Stock is publicly held and publicly traded through the Automated Quotation System of the Nasdaq Stock Market.

                  In accordance with resolutions of SouthTrust's Board of Directors adopted on December 16, 1998, and that certain Amended and Restated Rights Agreement, dated as of July 1, 2000 (the "Rights Agreement"), between
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SouthTrust and American Stock Transfer & Trust Company, as Rights Agent, each share of SouthTrust Common Stock issued and outstanding carries a right to purchase from SouthTrust one one-hundredth of a share of SouthTrust Preferred Stock designated as the Series 1999 Junior Participating Preferred Stock at a purchase price of $150.00 (a "Right"). These Rights will expire on February 22, 2009 unless redeemed earlier and are not exercisable or transferable separately from the shares of SouthTrust Common Stock until the occurrence of certain events associated with an acquisition of a substantial amount of SouthTrust Common Stock. The provisions of the Rights are more fully described in the Rights Agreement and the Certificate of Designation, Preferences and Rights of Series 1999 Junior Participating Preferred Stock. A copy of the Rights Agreement is incorporated by reference as an exhibit to the Registration Statement.

                  Immediately prior to the Merger, SouthTrust will own 100% of the common stock of ST-Sub. ST-Sub is included in the consolidated federal income tax return of SouthTrust.

                  Community is a corporation organized pursuant to the laws of the State of Virginia and is a registered bank holding company. As of_______________, the authorized common stock of Community consisted of 4,000,000 shares of common stock, par value $3.00 per share, of which Community Bankshares Incorporated 2,782,676 shares were issued and outstanding (the "Community Common Stock"). Community is an accrual method taxpayer using a calendar year accounting period.

                            THE PROPOSED TRANSACTIONS

                  Pursuant to the Merger Agreement the following transactions will take place:

                  1. Community will merge with and into ST-Sub in accordance with the applicable corporation laws of the States of Virginia and Alabama (the "Corporate Laws"), after which ST-Sub will be the surviving corporation. ST-Sub will acquire all of the assets and be subject to all of the liabilities of Community. ST-Sub will be the surviving corporation and the separate corporate existence of Community will terminate.

                  2. Each share of Community Common Stock will become and be converted into the right to receive 1.5608 shares of SouthTrust Common Stock, and one Right will be associated with each share of SouthTrust Common Stock received in the Merger in exchange for Community Common Stock.

                  3. The holders of Community Common Stock may elect to receive from SouthTrust cash in the amount of $34.03 per share in exchange for part or all of their Community Common Stock, provided that the number of shares of Community Common Stock that may be exchanged for cash may not exceed Forty Percent (40%) of the total number of shares of Community Common Stock outstanding immediately prior to the Effective Time of the Merger.

                  4. No fractional shares of SouthTrust Common Stock will be issued in the Merger; each holder of Community Common Stock who would otherwise be entitled to receive a fractional share interest, if any, will receive cash in lieu of a fractional share.

                  5. Pursuant to Section 2A.2 of the Merger Agreement, if the average closing price of SouthTrust Common Stock on the date which is five
(5) business days prior to the scheduled date for mailing the proxy statement for the special meeting of the shareholders of Community at which the Merger Agreement is to be voted upon is less than $15.00 per share, the transaction shall be converted into a statutory share exchange in which the consideration to be paid for the Community Common Stock shall be solely cash.

                                   ASSUMPTIONS

                  For purposes of the opinion set forth below, we have assumed that the form of transaction contemplated by the Merger Agreement will not be converted into a statutory share exchange under the provisions of Section 2A.2 of the Merger Agreement.

                                 REPRESENTATIONS

                  Officers of Community and SouthTrust each have made certain written representations to us on behalf of the management of their respective institutions by letters dated each of even date herewith (the "Representation Letters"), and with your consent, we have relied upon the accuracy and validity of these representations provided in the Representation Letters in offering the opinions expressed below.


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                                     OPINION

                  Upon the basis of the foregoing facts, assumptions and representations, and solely for purposes of the Code, we are of the opinion that:

                  (i) The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Community, SouthTrust and ST-Sub each will be a party to the reorganization within the meaning of Section 368(b) of the Code.

                  (ii) Community stockholders will recognize no gain or loss upon their exchange of Community Common Stock solely for SouthTrust Common Stock.

                  (iii) The basis of the shares of SouthTrust Common Stock received by the Community stockholders (including any fractional share interests to which they may be entitled) will be the same as the basis of the shares of Community Common Stock surrendered in exchange therefor.

                  (iv) The holding period of the shares of SouthTrust Common Stock received by the stockholders of Community (including any fractional share interests to which they may be entitled) will include the period during which the shares of Community Common Stock surrendered in exchange therefor were held by the Community stockholders, provided that the shares of Community Common Stock surrendered were held as a capital asset within the meaning of Section 1221 of the Code by the Community stockholders as of the Effective Time of the Merger.

                  (v) The receipt by a holder of Community Common Stock of cash in lieu of a fractional share of SouthTrust Common Stock will be treated as though such fractional share actually was issued in the Merger and thereafter redeemed by SouthTrust for cash. The receipt of such cash in lieu of a fractional share by a holder of Community Common Stock will be treated as a distribution by SouthTrust in full payment in exchange for the fractional share as provided in Section 302(a) of the Code.

                  No opinion is expressed as to the federal tax treatment of the transaction under any other provisions of the Code and regulations, or as to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically covered by the opinion.

                  This opinion is rendered solely with respect to certain federal income tax consequences of the Merger under the Code, and does not extend to the income or other tax consequences of the Merger under the laws of any state or any political subdivision of any state; nor does it extend to any tax effects or consequences of the Merger to SouthTrust or ST-Sub other than those expressly stated in the above opinion, including without limitation the tax effects or consequences of the receipt by a holder of Community Common Stock of cash pursuant to a cash election under the Merger Agreement.

                  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to this firm under the "Federal Income Tax Consequences" in the proxy statement/prospectus which is included as part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                       Yours very truly,